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                                                                  EXHIBIT (a)(9)

[KERR GROUP, INC. LOGO OMITTED]

                                                          500 New Holland Avenue
                                                          Lancaster, PA
                                                          17602-2104
                                                          (717) 299-6511

                                                           FOR IMMEDIATE RELEASE
                                                      --------------------------

                  FREMONT PARTNERS TO ACQUIRE KERR GROUP, INC.
             -----------------------------------------------------

    LANCASTER, PENNSYLVANIA (July 1, 1997) -- Fremont Partners ("Fremont") and Kerr Group, Inc. (NYSE:KGM) jointly announced that they have signed a definitive merger agreement for Fremont to acquire all of the outstanding common and preferred shares of Kerr. Pursuant to the agreement, Fremont will pay $5.40 per share for each outstanding share of Kerr common stock and $12.50 per share for each outstanding share of Kerr Class B Cumulative Convertible Preferred Stock, Series D. Kerr currently has 3,933,095 shares of common stock and 487,400 shares of preferred stock outstanding.

    The transaction will be a cash tender offer followed by a cash merger to acquire any shares not previously tendered. The transaction has been recommended by Kerr's Board of Directors and approved by Fremont.

    Fremont expects to commence its cash tender offer on July 8, 1997. The cash tender offer is subject to Fremont receiving at least 51% of the fully diluted shares of common stock of Kerr. The closing of the transaction is subject to the satisfaction of various conditions, including expiration of the waiting period under the Hart-Scott-Rodino Act.

    Fremont Partners is a $600 million private equity fund, headquartered in San Francisco.

    Kerr, headquartered in Lancaster, Pennsylvania, is a major producer of plastic packaging products.

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Company Contact:    D. Gordon Strickland
                   President and
                   Chief Executive Officer
                   (717) 390-8438

Fremont Contact:     Gregory P. Spivy
                   Principal
                   (415) 284-8793